Ready Welder Corporation
2259 Warmouth
San Pedro, California 90732

March 5, 2009

VIA ELECTRONIC SUBMISSION
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Ready Welder Corporation
Registration Statement on Form 10-12G
Filed January 8, 2009
File No. 000-53549

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ready Welder Corporation (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form 10 (Registration No. 000-53549), together with all exhibits thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement due to the inability to submit an amended registration statement with an unqualified auditor's report by March 9, 2009. This Registration Statement was never declared effective and no securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company's legal counsel, Andrea I. Weinstein, of Schonfeld & Weinstein, L.L.P., at 212-344-1600.

Thank you for your assistance in this matter.

Sincerely,
Ready Welder Corporation

By:    /s/ Dr. Theodore Holstein
       Dr. Theodore Holstein
       Chief Executive Officer